Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156
June 1, 2012

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated May 18, 2012, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff's comment, enclosed herewith please find Aetna's response. For ease of reference, the Staff's comment has been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure

Enclosure - Response to the Staff's comment to Aetna contained in letter dated May 18, 2012
Staff Comment Reprinted in Italic Text - Aetna Response Follows

Exhibit 13.1 2011 Aetna Annual Report, Financial Report to Shareholders
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 73

1.
We acknowledge your response to comment 2. For your ASC contracts subject to performance guarantees, it is apparent that you recognize 100% of the contract fee as gross revenue over the term of the contract and record your performance guarantee obligation as a reduction to gross revenue. However, it is unclear how you accrue your performance guarantee obligation. In your policy note you indicate that you record this obligation when it becomes probable that this obligation has arisen under the terms of a guarantee; presumably under an ASC Topic 450 contingent liability notion. While from your response, it appears that you may estimate the obligation at contract outset based on your past experience and accrue this amount over the performance period. Please clarify for us how and when you record your performance guarantee obligation and how your policy complies with GAAP. In this regard, also explain to us why, under GAAP, it is appropriate to recognize revenue in earnings by assessing the probability that significant, but unfulfilled, terms of a contract-your performance metrics-will be fulfilled at some point in the future. In addition, please explain to us why, under GAAP, the maximum amount of fees to which the guarantees relate is not precluded from revenue recognition until the performance metrics guaranteed are resolved or the guarantee otherwise expires. When referring to GAAP in the instances above, please reference for us the specific cites in the authoritative accounting literature on which you rely.

Our Response:

Some of our administrative service contract (“ASC”) contracts include performance guarantees for which we are financially at risk to return a portion of fees if certain standards defined by the performance metrics specified in the contract are not met. We consider the existence of these performance guarantees and the related exposure to potential obligations to return fees to our ASC customers when recording revenue on these contracts. We further note that these types of performance guarantees, which are described on page 73 of Exhibit 13.1 to our 2011 Annual Report on Form 10-K, are common contractual terms within ASC contracts in our industry.

There is no direct GAAP reference or prescriptive guidance associated with the accounting for our performance guarantee arrangements. In the absence of direct and prescriptive guidance, our accounting policy follows principles referenced in SAB Topic 13(A)(3)(b), which provides guidance for revenue recognition when customer acceptance criteria exist.

The guidance in SAB Topic 13(A)(3)(b) on acceptance provisions for customer-specified objective criteria specifies that revenue can be recognized if the seller reliably demonstrates, at the time of delivery, that the delivered products or services meet all of the specified criteria prior to customer acceptance. Provided we meet these criteria, in each period we record as revenue the total amount of the ASC fees earned with a corresponding offset for an estimate of our performance guarantee obligation. We note that the guidance in SAB Topic 13(A)(3)(b) allows us to recognize the maximum amount of fees subject to guarantee prior to resolution or expiration of the performance guarantee as long as the standards defined by the arrangement (i.e., the performance metrics) are met.

Our evaluation as to the reliable demonstration that all specified performance metrics impacting the performance guarantees are met prior to customer acceptance as required by SAB Topic 13 specifically considers the following:

a)
Our ASC contracts specify a fixed service fee, and any performance guarantee which may apply, at the outset of the arrangement. The metrics underpinning our performance guarantees are standard and objective operating measures that we use to monitor our business performance with all our customers. Examples of metrics include customer service response time, claim processing accuracy and claim processing turnaround time, as well as whether a plan sponsor's actual claim experience falls within a certain range. We have policies and procedures in place to monitor, on a regular and frequent basis (at least monthly and in many cases weekly or daily), the large volume of homogeneous transactions that determine these metrics. Our contracts do not require formal acceptance from our customers, instead we use the data gathered about the previously mentioned transactions to objectively demonstrate that the performance metrics have been met.

b)
We do not view our performance guarantees as significant unfulfilled terms of our ASC contracts. Our performance guarantees are meant to protect our ASC customers against uncommon events such as major disruptions in our claim or medical management operations. As a result, obligations of any significant amount are rarely triggered, and the actual historical impact of performance guarantees on our reported revenues has been insignificant, representing less than one quarter of one percent of our total revenues in each of the last three years 2011, 2010 and 2009.

c)
We estimate our obligations under our performance guarantees using extensive, Aetna and customer-specific historical as well as emerging actual experience with the transactions we monitor to make reliable estimates of the performance metrics that underlie the guarantees and our related obligations thereunder.

We acknowledge that the Summary of Significant Accounting Policies within our 2011 Annual Report on Form 10-K states that we accrue for performance guarantees when it becomes probable that an obligation has arisen under the terms of the guarantee. We appreciate and understand that the use of the word “probable” in this statement may inadvertently imply that our accrual for performance guarantees is based on the application of a contingent liability notion under ASC Topic 450. Our intent was to convey that our accrued performance guarantee represents the best estimate of the obligation based on the previously mentioned historical and actual experience with the frequently monitored transactions underlying the performance metrics. Our method of recording the performance guarantee is as described above and is not based on ASC Topic 450. However, in response to the Staff's comment, in future annual periodic filings with the Commission beginning with our 2012 Form 10-K, we will update our accounting policy disclosure to clarify our policy. A copy of that proposed disclosure is attached to this letter as Annex A (the revised text is underlined).

Annex A

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. Each period we estimate our obligations under the terms of these guarantees and record it as an offset to our ASC fees.

A-1